EAT GOOD DO GOOD, INC.
Profit and Loss
January - December 2022

	Jan - Dec 2022	Jan - Dec 2021
Income		
41000 Sales	1,295,021	1,586,530
42000 Product Deductions	(85,318)	(260,562)
Total Income	**$ 1,209,702**	**$ 1,325,968**
Cost of Goods Sold		
50001 Cost of Goods Sold	520,758	775,501
57000 Inventory Shrinkage	0	15,529
Total Cost of Goods Sold	**$ 520,758**	**$ 791,030**
Gross Profit	**$ 688,945**	**$ 534,938**
Expenses		
50030 Product Storage Costs	74,033	67,328
50040 Fulfillment Shipping, Delivery	120,115	145,355
50041 Shipping for Production and Storage	60,652	50,972
60001 Product Development	4,144	11,520
61100 Office Expenses	16,409	18,895
61200 Dues & Subscriptions	865	(545)
61300 Other Business Expenses - Recall	(20,390)	7,671
62000 Advertising	46,196	67,339
63000 Sales Expenses	324,598	141,362
64000 Payroll Expenses	108,588	106,005
65000 Legal & Professional Fees	193,286	182,085
66000 Bank Charges	1,692	2,243
67000 Insurance - Liability	3,421	3,654
69000 Travel	4,657	2,263
75000 Charitable Contributions	4,375	7,500
76011 Research & Development	2,832	0
76020 Disposal Fees	5,826	0
77000 Taxes & Licenses	1,707	414
Total Expenses	**$ 953,006**	**$ 814,062**
Net Operating Income	**$ (264,061)**	**$ (279,124)**
Other Income		
80000 Other Income	34	25,171
Total Other Income	**$ 34**	**$ 25,171**
Other Expenses		
91000 Amortization		966
93000 Interest Expense	37,694	54,877
Total Other Expenses	**$ 37,694**	**$ 55,842**
Net Other Income	**$ (37,660)**	**$ (30,671)**
Net Income	**$ (301,722)**	**$ (309,795)**

EAT GOOD DO GOOD, INC.
Balance Sheet
As of December 31, 2022

	As of Dec 31, 2022	As of Dec 31, 2021
ASSETS		
Current Assets		
Bank Accounts		
11010 United Bank 5023	86,571	302,892
Total Bank Accounts	$ 86,571	$ 302,892
Accounts Receivable		
13010 Accounts Receivable (A/R)	105,139	209,679
Total Accounts Receivable	$ 105,139	$ 209,679
Other Current Assets		
14010 Undeposited Funds	24,530	11,173
15000 Inventory Asset	506,800	219,271
Total Other Current Assets	$ 531,330	$ 230,444
Total Current Assets	$ 723,040	$ 743,015
Fixed Assets		
16050 Computer Equipment	2,968	2,968
17050 Accumulated Depreciation	(2,968)	(2,968)
Total Fixed Assets	$ -	$ -
Other Assets		
18010 Design costs	22,662	22,662
18020 Patents	300	300
18030 Trademarks	775	775
18040 Website design	5,000	5,000
18500 Accumulated Amortization	(8,831)	(8,831)
Total Other Assets	$ 19,905	$ 19,905
TOTAL ASSETS	$ 742,946	$ 762,920
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
21010 Accounts Payable	344,908	368,369
Total Accounts Payable	$ 344,908	$ 368,369
Credit Cards		
22010 American Express	14,567	15,830
22020 Chase Visa 6176	29,461	33,469
22030 BARCLAYCARD US CREDITCARD	(1,103)	(693)
Total Credit Cards	$ 42,925	$ 48,606
Other Current Liabilities		
24130 Owners Loan for C2Thrive Forbearance Payments	96,952	93,912
24140 Convertible Note - Equilibra	123,069	204,019
24180 Other Current Liabilities	33,001	33,001
Total Other Current Liabilities	$ 253,022	$ 330,932
Total Current Liabilities	$ 640,855	$ 747,907
Long-Term Liabilities		
26510 Loan Payable Investors	200,197	194,947
26520 SBA EIDL Loans	485,542	108,082
26530 Loan Payable - Mark Girguis (Oct 2017)	101,119	95,030
26540 Note Andrew Abraham	140,000	140,000
Total Long-Term Liabilities	$ 926,858	$ 538,059
Total Liabilities	$ 1,567,713	$ 1,285,966
Equity		
32000 Retained Earnings	(1,479,444)	(1,169,649)
33000 Common Stock at par	10	10
35000 Investors Equity	147,401	147,401
SAFE Preferred Stock	808,987	808,987
Net Income	(301,722)	(309,795)
Total Equity	$ (824,768)	$ (523,046)
TOTAL LIABILITIES AND EQUITY	$ 742,946	$ 762,920